Exhibit 99.1

Third Quarter Report
2008

For the period ended September 30, 2008

Dated  November 13, 2008

PreMD Inc.
Toronto Stock Exchange: PMD
PREMF.pk

www.premdinc.com

PreMD Third Quarter 2008 Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This report contains forward-looking statements.  Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements.  Investors should consider each of the following factors as well as other information in the Annual Report, the Annual Information Form and Form 20-F for the year ended December 31, 2007 in evaluating PreMD’s business and its prospects.  These documents are available on SEDAR at www.sedar.com and/or on EDGAR at www.edgar-online.com.

Unless otherwise noted, all dollars referenced herein are in Canadian dollars.

Vision

PreMD Inc. (“PreMD” or the “Company”) is a predictive medicine company dedicated to improving health outcomes with non- or minimally-invasive tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer.

Corporate Overview

PreMD’s products are designed to identify those patients at risk for disease.  With early detection, cardiovascular disease and cancer can be more effectively treated, or perhaps even prevented altogether.  PreMD is developing easy-to-use, accurate and cost-effective tests designed for use right at the point-of-care, in the doctor’s office, at the pharmacy, for insurance testing, and, eventually, as a home use test.

Our product development pipeline includes:

Coronary Artery Disease Risk Assessment Technology:
•	PREVU* Point of Care (“POC”) Skin Cholesterol Test, which is cleared for sale in Canada, has a CE Mark for European countries and has limited clearance for sale in the U.S. (CLIA-exempt)
•	PREVU* LT Skin Cholesterol Test, (a lab-processed format), which is cleared for sale in Canada and has a CE-mark for Europe
•	PREVU* PT Skin Cholesterol Test, (a consumer or cosmeceutical format (in development))

Cancer Screening Tests (in development):
•	ColorectAlert™
•	LungAlert™
•	Breast cancer test

Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual audited consolidated financial statements.  The interim consolidated financial statements do not include all disclosures required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2007.

PreMD Third Quarter 2008 Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Where appropriate, these interim consolidated financial statements include estimates based on management’s judgment.

Changes in accounting policies
Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants’ [“CICA”] Handbook Section 1535, “Capital Disclosures”, Section 3862, “Financial Instruments - Disclosures, and Section 3863 Financial Instruments - Presentation”. These new Handbook Sections are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007.

Also, effective January 1, 2008, the Company adopted Section 3031, “Inventories” and Section 1400, “General Standards of Financial Statement Presentation”.  These Handbook Sections are effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2008.

a)	Capital disclosures and financial instruments - presentation and disclosure
Section 1535 establishes guidelines for disclosure of both qualitative and quantitative information regarding a company’s objectives, policies and processes for managing capital.  The new standard relates to disclosure only and did not impact the financial results of the Company.   See note 8 of the interim consolidated financial statements.

Sections 3862 and 3863 replace Section 3861, “Financial Instruments - Disclosure and Presentation”, revise and enhance the disclosure requirements, and carry forward unchanged its presentation requirements.   These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the Company manages those risks.  These new standards related to disclosure only and did not impact the financial results of the Company.  See notes 3, 4 and 9 of the interim consolidated financial statements.

b)
Section 3031, which replaces Section 3030, requires inventories to be measured at the lower of cost and net realizable value and provides guidance on the determination of cost.  The adoption of this standard had no impact on the current or previous operating results of the Company.

Raw materials are valued at the lower of cost and replacement cost.  Inventory of finished good is valued at the lower of cost and net realizable value, determined on a first-in, first-out basis.   Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

c)	Section 1400 was amended to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. The Company has included information in note 1 as required.

Except for as noted above, the accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2007.

PreMD Third Quarter 2008 Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

As part of the Form 52-109 certification, the Chief Executive Officer and Chief Financial Officer must also certify that they are responsible for establishing and maintaining internal control over financial reporting and have designed such internal control over financial reporting (or caused such internal control over financial reporting to be designed under their supervision).  The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions of the Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements.

The Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2008, the Company has designed such internal control over financial reporting (as defined in Multilateral Instrument 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Company is satisfied with the design effectiveness of its internal controls over financial reporting.

Management identified the following deficiencies in its control environment based on the criteria established in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework:

•
Segregation of duties is a basic, key element of internal control and one of the most difficult to achieve relative to the limited resources for companies the size of or at the stage of development such as PreMD.  This control is used to ensure that errors or irregularities are prevented or detected on a timely basis by employees in the normal course of business.

•
Due to limited resources and number of staff, it is not feasible for the Company to achieve complete segregation of duties among its staff.  This creates a risk that inaccurate recording of amounts could be made and not corrected on a timely basis.  The result is that the Company is highly reliant on the performance of mitigating procedures and management oversight during its financial close process in order to ensure the financial statements present fairly in all material respects.

•
Further, due to limited resources and number of staff, the Company does not have the optimum complement of personnel with all of the technical accounting and tax knowledge to address all complex and non-routine transactions that may arise, necessitating the hiring of external accounting firms and consultants to assist in advising on the completion of such transactions.

Changes in internal controls over financial reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the nine months ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PreMD Third Quarter 2008 Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

Net Loss
The consolidated net loss for the three months ended September 30, 2008 (Q3 2008) was $1,879,000 or $(0.07) per share compared with a loss of $1,635,000 or $(0.07) per share for the quarter ended September 30, 2007 (Q3 2007).  For the nine months ended September 30, 2008, the consolidated net loss was $4,879,000 or $(0.19) per share compared with $4,566,000 or $(0.19) per share for the nine months ended September 30, 2007.

Revenue
Total product sales were $7,000 for Q3 2008 compared with $7,000 for Q3 2007.  License revenue was $27,000 for Q3 2008, compared to $27,000 for Q3 2007.  Product sales reflect direct sales to customers.  The license revenue in 2008 consisted of the upfront cash payment received in accordance with the 2007 licensing agreement with AstraZeneca Pharmaceuticals LP (“AstraZeneca”) which was deferred and recognized into income on a straight-line basis over five years.  Total product sales for the nine months ended September 30, 2008 and 2007 were $22,000 and $33,000, respectively.  Total license revenues for the same periods were $80,000 and $27,000, respectively.

Cost of Product Sales and Gross Profit
Product sales were $7,000 for Q3 2008 and actual cost of product sales amounted to $4,000.  While product sales were $7,000 for Q3 2007, actual cost of product sales amounted to $93,000.  The Q3 2007 cost of sales included the write-off and disposal of $89,000 of short-dated reagent kits.

Research and Development
The Company further reduced its research and development expenditures during Q3 2008.  The Company focused on managing the cancer clinical trial programme and seeking revenue generating opportunities in the cosmetics field.

Following receipt on January 15, 2008 of a non-substantially equivalent (“NSE”) letter from the United States Food and Drug Administration (the “FDA”) regarding the 510(K) submission for an expanded regulatory claim for its PREVU *POC skin cholesterol test and the subsequent denial by the FDA of the Company’s appeal on April 10, 2008, the Company held further meetings and discussions with the FDA in an effort to try to obtain consensus on certain conclusions from the existing clinical data.  The Company has now been informed that the appeal will be reviewed by the Commissioner’s Office, have discussed the issues with the Ombudsman for the Commissioner’s Officer and have been directed to prepare detailed documentation of the issues, including what the Company disagrees with from the previous appeal.

Research and development expenditures for the quarter decreased by $122,000 to $615,000 from $737,000 in Q3 2007.  For the nine months ended September 30, 2008 and 2007, research and development expenditures amounted to $1,470,000 and $2,108,000, respectively.  The Company expects research and development expenses to remain at these lower levels for the remainder of fiscal 2008.

The decrease for the quarter reflects:
•	a decrease of $13,000 in spending on clinical trials for cancer;
•	a decrease of $17,000 in R&D related travel;
•	an increase of $22,000 in legal fees on intellectual property;
•	a decrease of $37,000 on product development related to manufacturing validation for the new cordless reader, as this project nears completion;
•	a decrease of $69,000 in stock compensation costs;
•	a decrease of $218,000 in salaries and benefits for research personnel due to reduction in staff;
•	a provision for obsolescence of $221,000 for components of the PREVU* reader; and

PreMD Third Quarter 2008 Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	minor changes in other development costs during the period.

General and Administration
General and administration expenses amounted to $367,000 for Q3 2008 compared with $995,000 in Q3 2007, a decrease of $628,000.  For the nine months ended September 30, 2008 and 2007, general and administrative expenses amounted to $1,314,000 and $2,548,000, respectively.

The decrease for the quarter reflects:
•	a reduction in annual meeting and annual report costs of $16,000 due to cost containment activities;
•	a decrease of $18,000 in director costs;
•	a decrease of $29,000 in travel costs;
•	a decrease of $110,000 in stock compensation costs;
•	a decrease of $178,000 in professional fees for legal, audit and human resources; the 2007 amount included expenses of a business development consultant;
•	a decrease of $235,000 in salaries and benefits due to reductions in administrative staff; and
•	minor changes in other general and administration costs during the period.

Interest on Long-Term Debt
Interest on convertible debentures (issued on August 30, 2005) amounted to $167,000 in Q3 2008 compared with $167,000 in Q3 2007.  The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or stock.  The amount accrued for Q3 2008 was subsequently paid in common shares, whereas the amount for Q3 2007 was paid partly in shares ($135,000) and partly in cash.  For the nine months ended September 30, 2008 and 2007, the interest on convertible debentures amounted to $497,000 and $496,000, respectively.

Interest on senior unsecured debentures, issued on March 12, 2008, amounted to $35,000 for Q3 2008 and $75,000 for the nine months ended September 30, 2008.

Imputed Interest on Long-Term Debt
Imputed interest on convertible debentures of $296,000 and $253,000 in Q3 2008 and 2007, respectively, represents the expense related to the accretion of the liability component at an effective interest rate of approximately 15%.  For the nine months ended September 30, 2008 and 2007, the imputed interest on convertible debentures amounted to $856,000 and $733,000, respectively.

Imputed interest on the liability component of the 2008 senior unsecured debentures amounted to $103,000 in Q3 2008 and $203,000 for the nine months ended September 30, 2008, at an effective interest rate of 10.9%.

Amortization
Amortization expenses for capital assets and intangible assets for Q3 2008 amounted to $30,000 compared with $42,000 for Q3 2007.  For the nine months ended September 30, 2008 and 2007, the amortization expenses amounted to $74,000 and $125,000, respectively.

Loss (gain) on Foreign Exchange
The loss on foreign exchange was $348,000 for Q3 2008, compared with a gain of $533,000 for Q3 2007.  The major contributing factor for the change was the impact of foreign exchange rates on the convertible debentures which are repayable in US dollars.  For the nine months ended September 30, 2008, the loss on foreign exchange amounted to $575,000, compared with a gain of $1,288,000 for the nine months ended September 30, 2007.

PreMD Third Quarter 2008 Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recoveries and Other Income
Interest income amounted to $3,000 for Q3 2008 compared with $32,000 for Q3 2007 as a result of lower cash balances and lower interest rates.  For the nine months ended September 30, 2008 and 2007, interest income amounted to $20,000 and $96,000, respectively.

Refundable scientific investment tax credits (“ITCs”) accrued for Q3 2008 amounted to $49,000 versus $54,000 for Q3 2007.  For the nine months ended September 30, 2008 and 2007, ITC’s amounted to $94,000 and $102,000, respectively.

Other
Prepaid expenses and other receivables at September 30, 2008 amounted to $719,000 compared with $759,000 at December 31, 2007.  Included in the 2008 amount is a $674,000 (after provision for obsolescence of $221,000) deposit with the Company’s contract manufacturers on future production of inventory, a decrease of $41,000 from December 31, 2007.  During the quarter, the Company wrote-down prepaid deposits as a provision for obsolescence for components totaling $221,000 due to some uncertainty related to the future sales of PREVU* readers.

Debentures amounted to $659,000 at September 30, 2008 compared to nil in 2007 and represent the liability component (plus accrued interest) of the senior unsecured debentures issued on March 12, 2008 (see note 3 to the interim consolidated financial statements).

Contractual Obligations

As at September 30, 2008, PreMD had certain contractual obligations and commitments related to ongoing clinical trials and operating leases as follows:

	Total	Less than 1 Year	1 - 2 Years	2 - 5 Years
Clinical Trials	$63,000	$63,000	Nil	Nil
Operating Leases	44,849	44,849	Nil	Nil
Total	$107,849	$107,849	Nil	Nil

Certain other obligations, totaling up to $225,000, are only payable upon the achievement of specific events.

The principal balance outstanding of $8,279,000 (US $7,780,000) for the convertible debentures in the amounts that were issued on August 30, 2005 is payable in U.S. dollars and is due in August 2009.  The balance outstanding of $1,295,000 (including accrued interest) for the debentures issued on March 12, 2008 is payable in Canadian dollars and is due in September 2009.

Liquidity and Capital Resources

As at September 30, 2008, PreMD had cash, cash equivalents and short-term investments totaling $35,000 ($1,190,000 as at December 31, 2007).  We invest our funds in short-term financial instruments and marketable securities.  Cash used to fund operating activities during Q3 2008 amounted to $409,000 compared with $1,116,000 in Q3 2007.  Subsequent to September 30, 2008, on October 7, 2008, the Company issued secured debentures for gross proceeds of $500,000.  See section below entitled, “Subsequent Events”.

The Company is currently directly selling PREVU* in certain markets and is pursuing several additional opportunities to maximize the commercial potential of these tests, including licensing the marketing rights to other multinational healthcare companies and negotiating distribution agreements in specific territories.

PreMD Third Quarter 2008 Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On July 13, 2007, the Company signed an agreement with AstraZeneca to market and distribute the Company’s skin cholesterol test in the United States.  Under the financial terms of the agreement, the Company received an upfront payment of $533,000 (US$500,000) and is entitled to receive a series of additional payments of up to US $6.0 million upon attainment of various development and revenue targets and royalties.  Effective subsequent to quarter end, the Company’s License, Development and Supply Agreement was terminated with AstraZeneca Pharmaceuticals LP.  As a result of this termination, the Company expects to recognize the remaining related deferred revenue during the quarter ended December 31, 2008.  The Company believes that there may still be opportunities with AstraZeneca, especially if its appeal to the Commissioner’s Office is successful.

On March 12, 2008, the Company issued, by way of private placement, $1,435,294 senior unsecured debentures maturing on September 12, 2009 and 5,072,395 common share purchase warrants for gross proceeds of approximately $1,220,000.  Each common share purchase warrant expires in March 2013 and entitles the holder to acquire one common share at a price of $0.2759 per share.  Of the total amount of the financing, $358,798 was recorded as a liability and $767,485 was recorded as warrants.

Subsequent to September 30, 2008, on October 7, 2008, the Company issued by way of private placement, $555,500 secured debentures maturing on October 7, 2009 and 7.6 million common share purchase warrants for gross proceeds of $500,000.  Each common share purchase warrant expires in October 2013 and entitles the holder to acquire one common share at a price of $0.05 per share. See section below entitled, “Subsequent Events”.

To date, we have financed our activities through product sales, license revenues, the issuance of shares and convertible debentures and the recovery of provincial ITCs.  The Company reported a loss of $4,879,000 for the nine months ended September 30, 2008, and has a shareholders’ deficiency of $7,701,000 as at September 30, 2008 and has experienced significant operating losses and cash outflows from operations since its inception.  The Company has operating and liquidity concerns due to its significant net losses and negative cash flows from operations.

The Company’s ability to continue as a going-concern is uncertain and is dependent upon its ability to raise additional capital to successfully complete its research and development programs, commercialize its technologies, obtain regulatory approvals for its products and ultimately, generate profitable operations and positive operating cash flows.  As mentioned previously, the FDA has denied clearance of the Company’s 510(k) submission for an expanded regulatory claim for its PREVU* skin cholesterol test.  The Company continues to work with the FDA, and specifically the Commissioner’s Office.  It is not possible at this time to predict the outcome of these matters.  It will be necessary for the Company to raise additional funds for the continuing development and marketing of its technologies.  These consolidated financial statements do not include any adjustments and classifications to the carrying values of assets and liabilities that may be required should the Company be unable to continue as a going concern.

Financing Activities

On March 12, 2008, the Company issued, by way of private placement, $1,435,294 senior unsecured debentures maturing on September 12, 2009 and 5,072,395 common share purchase warrants for gross proceeds of approximately $1,220,000.  Each common share purchase warrant expires in March 2013 and entitles the holder to acquire one common share at a price of $0.2759 per share.

Subsequent to September 30, 2008, on October 7, 2008, the Company completed a secured debenture financing with several existing institutional investors and insiders, including Midsummer Investment, Ltd. for gross proceeds of approximately CDN$500,000.  See section below entitled, “Subsequent Events”.

PreMD Third Quarter 2008 Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Quarterly Financial Information

The following is a summary of unaudited quarterly financial information for each of the last eight quarters.

	2008			2007				2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Product sales	7,150	6,050	$8,700	$7,700	$7,150	$8,250	$18,084	nil
License revenue	26,670	26,670	26,670	26,670	26,670	Nil	nil	2,555,157
Investment tax credits	49,000	20,000	25,000	38,000	54,000	26,000	22,000	25,000
Interest income	2,599	7,243	10,320	21,365	31,531	37,105	27,124	52,391
Net loss	(1,878,503)	(1,318,003)	(1,682,729)	(1,750,121)	(1,635,133)	(1,341,363)	(1,589,195)	(339,602)
Net loss per share(1): - basic and diluted	$(0.07)	$(0.05)	$(0.07)	$(0.07)	$(0.07)	$(0.05)	$(0.07)	$(0.01)

Note:
(1)
Net loss per share has been calculated on the basis of net loss for the period divided by the weighted average number of common shares outstanding during the period.  The weighted average number of common shares outstanding for the three months ended September 30, 2008 was 26,660,746 (September 30, 2007: 25,080,610).

A comparison across the most recent eight quarters shows fairly consistent revenues and losses.  Interest income has decreased during 2008 as the result of lower cash balances.

Outstanding Share Data

As of the date hereof, PreMD has an aggregate of 30,722,638 common shares, 4,066,000 stock options and 15,500,659 warrants outstanding.

Controls and Procedures

Management has evaluated whether there were changes in the Company’s internal controls over financial reporting during the most recent interim period ended September 30, 2008 that have materially affected or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.  No material changes were identified.

PreMD Third Quarter 2008 Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Subsequent Events

Subsequent to quarter end, on October 7, 2008, the Company completed a secured debenture financing with several existing institutional investors and insiders, including Midsummer Investment, Ltd.  The gross proceeds of the financing totaled CDN$500,000. The secured debentures (the “Debentures”) mature on October 7, 2009 at an amount equal to CDN$1,111 per CDN$1,000 principal amount and are secured against the assets of the Company.  The Debentures contain certain accelerated pre-payment provisions at the option of the holders or the Company. The Company also issued approximately 7.68 million common share purchase warrants (the “Warrants”), each Warrant being exercisable for a period of five years into one common share at $0.05 per share.

Effective subsequent to quarter end, the Company’s License, Development and Supply Agreement was terminated with AstraZeneca Pharmaceuticals LP.  As a result of this termination, the Company expects to recognize the remaining related deferred revenue during the quarter ended December 31, 2008.  The Company believes that there may still be opportunities with AstraZeneca, especially if its appeal to the Commissioner’s Office is successful.

Subsequent to quarter end, the Company announced that it is being reviewed under the TSX’s Remedial Review Process and has been granted 210 days to comply with all requirements for continued listing. If the Company cannot demonstrate that it meets all TSX listing requirements on or before June 2, 2009, the Company’s common shares will be delisted 30 days from such date. A meeting of the TSX’s Listings Committee is scheduled to be held on May 28, 2009 to consider whether to delist the common shares of the Company. The TSX has also advised that, if the TSX becomes aware of additional negative developments such that the continued trading or listing of the Company's shares is contrary to the public interest, an expedited listing review could be initiated.

Factors That Could Affect Future Results

The forward-looking statements contained in this report are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements. Investors should carefully consider the risks and uncertainties described below. This list of risks and uncertainties below is not exhaustive. Furthermore, additional risks and uncertainties not presently known to PreMD or that PreMD believes to be immaterial may also adversely affect PreMD’s business.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and the significant degree or risk involved in research, development and marketing. Accordingly, investments in biotechnology companies should be regarded as speculative.

Interest Rate and Foreign Exchange Risk
PreMD is exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. Our cash is invested in short-term, high-grade securities with varying maturities. Since PreMD’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on PreMD’s results of operations. PreMD also makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services. Changes in foreign exchange rates could also affect our ability to repay the convertible debentures since they are payable in U.S. dollars upon maturity in August 2009.

PreMD Third Quarter 2008 Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Volatility of Trading Market for PreMD’s Common Shares
The volatility of PreMD’s share price may affect the trading market for PreMD’s common shares. There can be no assurance that an active trading market for the common shares will be sustained. Our share price could fluctuate significantly in the future for a number of reasons, including, among others, future announcements concerning PreMD, quarterly variations in operating results, the introduction of competitive products, reports of results of clinical trials, regulatory developments, and intellectual property developments.

In addition, the market for shares of biotechnology and life science companies, in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance or prospects of the affected companies. These broad market fluctuations may affect the market price of PreMD’s common shares.

Stock exchange listing
On April 24, 2007, the Company was notified by the American Stock Exchange (“AMEX”) that it was below certain of the AMEX’s continued listing standards relating to minimum levels of shareholders’ equity.  On June 15, 2007, the AMEX accepted the Company’s plan to regain compliance and continued the listing of the Company’s shares pursuant to an extension ending on October 24, 2008.  On February 7, 2008, the Company provided an amended plan to the AMEX to reflect current conditions.  On May 30, 2008, the AMEX notified the Company that it was initiating delisting proceedings.  The Company appealed the decision, but effective August 28, 2008 the AMEX suspended trading of the Company’s stock and subsequently the Company has been delisted.

Subsequent to quarter end, the Company announced that it is being reviewed under the TSX’s Remedial Review Process and has been granted 210 days to comply with all requirements for continued listing. If the Company cannot demonstrate that it meets all TSX listing requirements on or before June 2, 2009, the Company’s common shares will be delisted 30 days from such date.

Other Risks
Additionally, as a company in the early stages of commercialization, there are several risks related to operations, technology access and acceptance, and product performance that have the potential to materially adversely affect PreMD’s long-term prospects.  While management is optimistic about PreMD’s future, the following risks and uncertainties, without limitation, should be considered in evaluating the Company:

•	PreMD has no experience in marketing products. If we cannot successfully market and cause acceptance of our products, we will be unable to execute PreMD’s business plan;
•
If PreMD is unable to generate significant revenue and become profitable in the near future, our business will fail. On July 13, 2007, the Company signed an agreement with AstraZeneca for the marketing and distribution of its Skin Cholesterol Tests in the U.S.  Subsequent to September 30, 2008, the agreement was terminated.

•	If PreMD is unable to obtain regulatory clearance for its products it will limit its ability to successfully market its products.
•	If we cannot obtain additional financing required to support business growth, we will be unable to fund PreMD’s continuing operations in the future;
•
We may need to generate cash to pay interest and principal on the convertible debentures and senior unsecured debentures when they mature in 2009.  Any conversion of the debentures, exercise of the warrants, or issuance of common shares to pay interest, when permitted, would dilute the interests of our current shareholders;

PreMD Third Quarter 2008 Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•
PreMD’s success depends in part on obtaining and maintaining meaningful patent protection on our products and technologies. The protection offered by our patents and patent applications may be challenged, invalidated or circumvented by our competitors, and there is no guarantee that we will be able to obtain or maintain patent protection for our products or product candidates. In addition, our petition to reinstate two of our U.S. patents was denied by the U.S. PTO and, accordingly, we could face additional competition from companies seeking to exploit the intellectual property that was previously covered by these patents;

•
We rely on third parties to manufacture some of our products and any delays, volume constraints or mistakes on the part of such manufacturers could result in cancelled orders and a loss of revenue for PreMD;

•	PreMD faces potential risks of product liability, which may divert funding from ongoing operations and harm operating results;
•	If we are unable to acquire future technology necessary for our products, PreMD may be unable to commercialize new products;
•	The loss of any key employee could impair our ability to execute PreMD’s business plan;
•	Intense competition may harm PreMD’s ability to license and develop products;
•	Any inability by PreMD to develop products and comply with government regulations may hinder or prevent the development and sale of PreMD’s products;
•	Rising healthcare costs could impair PreMD’s ability to commercialize its products; and
•	We do not anticipate paying dividends on our common shares, which may affect investors who require a certain amount of liquidity on their investment.

A detailed discussion of risks and uncertainties is contained in our Annual Information Form for the fiscal year ended December 31, 2007, which is filed with the Ontario Securities Commission (“OSC”) and available at www.sedar.com, and in PreMD’s reports and documents filed from time to time with the U.S. Securities and Exchange Commission (“SEC”), available at www.sec.gov.  Except as required by law, PreMD is not under any obligation, and expressly disclaims any obligation, to update forward-looking statements. You should carefully consider the factors set forth in this or other reports or documents that PreMD files with the OSC and the SEC.

Dated:   November 13, 2008

PreMD Third Quarter 2008 Report

TO OUR SHAREHOLDERS

The interim consolidated balance sheet of PreMD Inc. as at September 30, 2008 and the interim consolidated statements of loss, comprehensive loss and deficit and cash flows for the three-month and nine-month periods then ended have not been reviewed by the Company’s auditors, Ernst & Young LLP.  These consolidated financial statements are the responsibility of management and have been reviewed and approved by the Company’s Audit Committee.

PreMD Third Quarter 2008 Report

PreMD Inc.
Incorporated under the laws of Canada

CONSOLIDATED BALANCE SHEETS
[In Canadian dollars]
(See note 1 - Nature of Operations and Going Concern Uncertainty)
Unaudited

	As at September 30, 2008	As at December 31, 2007
	$	$
ASSETS
Current
Cash and cash equivalents	34,918	282,200
Short-term investments	-	907,768
Accounts receivable	1,246	8,292
Inventory	23,661	61,177
Prepaid expenses and other receivables	718,767	758,715
Investment tax credits receivable	234,000	340,000
Total current assets	1,012,592	2,358,152
Capital assets, net of accumulated amortization of $284,333 (2007 - $267,458)	69,235	93,867
Intangible assets, net of accumulated amortization of $1,037,340 (2007 - $991,473)	259,916	305,783
	1,341,743	2,757,802

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current
Accounts payable	312,109	305,333
Accrued liabilities	621,516	765,312
Current portion of deferred revenue	400,050	106,680
Total current liabilities	1,333,675	1,177,325
Long-term debt
Debentures [note 3]	658,964	-
Convertible debentures [note 4]	7,049,694	5,626,987
	7,708,658	5,626,987
Deferred revenue	-	373,380
Total liabilities	9,042,333	7,177,692
Shareholders' deficiency
Capital stock [note 6]	29,617,770	29,120,655
Contributed surplus [note 6]	3,443,288	3,098,928
Equity component of convertible debentures [note 4]	2,239,385	2,239,385
Warrants [notes 3and 4]	2,314,356	1,557,296
Deficit	(45,315,389)	(40,436,154)
Total shareholders' deficiency	(7,700,590)	(4,419,890)
	1,341,743	2,757,802
Subsequent events [note 11]

See accompanying notes

PreMD Third Quarter 2008 Report

PreMD Inc.

CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT
[In Canadian dollars]
Unaudited
(note 1)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
	$	$	$	$
REVENUE
Product sales	7,150	7,150	21,900	33,484
License revenue	26,670	26,670	80,010	26,670
	33,820	33,820	101,910	60,154
Cost of product sales	4,406	93,057	31,085	101,623
Gross profit	29,414	(59,237)	70,825	(41,469)

EXPENSES
Research and development	614,501	736,855	1,470,235	2,108,491
General and administration	367,052	995,433	1,314,130	2,547,538
Interest on long-term debt	201,357	167,217	571,703	496,200
Imputed interest on long-term debt	398,787	253,093	1,058,989	732,667
Amortization	30,059	42,046	74,422	124,744
Loss (gain) on foreign exchange	347,760	(533,217)	574,743	(1,287,658)
	1,959,516	1,661,427	5,064,222	4,721,982

RECOVERIES AND OTHER INCOME
Investment tax credits	49,000	54,000	94,000	102,000
Interest	2,599	31,531	20,162	95,760
	51,599	85,531	114,162	197,760
Net loss and comprehensive loss for the period	(1,878,503)	(1,635,133)	(4,879,235)	(4,565,691)
Deficit, beginning of period	(43,436,886)	(37,050,900)	(40,436,154)	(34,162,342)
Adjustment to opening deficit	-	-	-	42,000
Deficit, end of period	(45,315,389)	(38,686,033)	(45,315,389)	(38,686,033)

Basic and diluted loss per share	$(0.07)	$(0.07)	$(0.19)	$(0.19)

Weighted average number of common shares outstanding	26,660,746	25,080,610	26,033,574	24,036,431

See accompanying notes

PreMD Third Quarter 2008 Report

PreMD Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
[In Canadian dollars]
Unaudited
(note 1)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
	$	$	$	$
OPERATING ACTIVITIES
Net loss and comprehensive loss for the period	(1,878,503)	(1,635,133)	(4,879,235)	(4,565,691)
Add (deduct) items not involving cash
Amortization	30,059	42,046	74,422	124,744
Stock compensation costs included in:
Research and development expense	15,557	84,261	92,832	151,644
General and administration expense	43,914	154,803	251,528	335,408
Loss on sale of capital assets	3,938	-	3,938	143
Imputed interest on long-term debt	398,787	253,093	1,058,989	732,667
Capitalized interest on debenture	34,595	-	75,045	-
Interest on convertible debentures paid in common shares	164,949	135,457	497,115	406,368
Add loss (deduct gain) on foreign exchange	347,760	(533,217)	574,743	(1,287,658)
Net change in non-cash working capital balances related to operations (note 7)	456,496	(123,726)	55,160	(962,444)
Increase (decrease) in deferred revenue	(26,670)	506,730	(80,010)	506,730
Cash used in operating activities	(409,118)	(1,115,686)	(2,275,473)	(4,558,089)
INVESTING ACTIVITIES
Short-term investments	416,616	15,521	907,768	2,124,980
Proceeds from sale of capital assets	1,300	-	1,300	1,435
Purchase of capital assets	-	(7,845)	(9,161)	(10,078)
Cash provided by investing activities	417,916	7,676	899,907	2,116,337
FINANCING ACTIVITIES
Issuance of debentures, net of issue costs	-	-	1,137,534	-
Issuance of capital stock, net of issue costs	-	(46,153)	-	3,683,804
Cash provided by (used in) financing activities	-	(46,153)	1,137,534	3,683,804
Effect of exchange rate changes on cash and cash equivalents	(349)	(20,665)	(9,250)	(14,019)
Net increase (decrease) in cash and cash equivalents during the period	8,449	(1,174,828)	(247,282)	1,228,033
Cash and cash equivalents
Beginning of period	26,469	2,515,438	282,200	112,577
End of period	34,918	1,340,610	34,918	1,340,610

Represented by
Cash	34,918	294,138	34,918	294,138
Cash equivalents	-	1,046,472	-	1,046,472
	34,918	1,340,610	34,918	1,340,610

See accompanying notes

PreMD Third Quarter 2008 Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[In Canadian dollars unless otherwise noted]

September 30, 2008

Unaudited

1.	NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY
PreMD Inc [the “Company”] operates in a single business segment and is a predictive medicine company dedicated to improving health outcomes with non-invasive or minimally-invasive tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer.  The Company develops easy-to-use, accurate and cost-effective tests designed for use in a point-of-care setting, in a laboratory, in the life insurance industry, and eventually, at home and licenses the global marketing rights to third parties.

The Company currently owns patents for a test to measure skin cholesterol and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker intended for use in colorectal, lung and breast cancer.  In addition, the Company has patents and patents pending for color measurement in biological reactions.

The Company’s consolidated financial statements have been prepared on a going-concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company reported a loss of $4,879,235 for the nine months ended September 30, 2008, has a shareholders’ deficiency of $7,701,000 as at September 30, 2008 and has experienced significant operating losses and cash outflows from operations since its inception. The Company has operating and liquidity concerns due to its significant net losses and negative cash flows from operations.

The Company’s ability to continue as a going-concern is uncertain and is dependent upon its ability to raise additional capital to successfully complete its research and development programs, commercialize its technologies, obtain regulatory approvals for its products and ultimately, generate profitable operations and positive operating cash flows.  It is not possible at this time to predict the outcome of these matters. It will be necessary for the Company to raise additional funds for the continuing development and marketing of its technologies. These consolidated financial statements do not include any adjustments and classifications to the carrying values of assets and liabilities that may be required should the Company be unable to continue as a going concern.

On April 24, 2007, the Company was notified by the American Stock Exchange (“AMEX”) that it was below certain of the AMEX’s continued listing standards relating to minimum levels of shareholders’ equity.  On June 15, 2007, the AMEX accepted the Company’s plan to regain compliance and continued the listing of the Company’s shares pursuant to an extension ending on October 24, 2008.  On February 7, 2008, the Company provided an amended plan to AMEX to reflect current conditions.  On May 30, 2008, AMEX notified the Company that it was initiating delisting proceedings.  The Company appealed the decision, but effective August 28, 2008, AMEX suspended trading of the Company’s stock and subsequently the Company has been delisted.

Following receipt on January 15, 2008 of a non-substantially equivalent (“NSE”) letter from the United States Food and Drug Administration (the “FDA”) regarding the 510(K) submission for an expanded regulatory claim for its PREVU *POC skin cholesterol test and the subsequent denial by the FDA of the Company’s appeal on April 10, 2008, the Company held further meetings and discussions with the FDA in an effort to try to obtain consensus on certain conclusions from the existing clinical data.  The Company has now been informed that the appeal will be reviewed by the Commissioner’s Office, have discussed the issues with the Ombudsman for the Commissioner’s Officer and have been directed to prepare detailed documentation of the issues, including what the Company disagrees with from the previous appeal.

On March 12, 2008, the Company issued by way of private placement, $1,435,000 senior unsecured debentures maturing on September 12, 2009 and 5,072,395 common share purchase warrants for gross proceeds of $1,220,000.  Each common share purchase warrant expires in March 2013 and entitles the holder to acquire one common share at a price of $0.2759 per share. (note 3)

PreMD Third Quarter 2008 Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Subsequent to September 30, 2008, on October 7, 2008, the Company issued by way of private placement, $555,500 secured debentures maturing on October 7, 2009 and 7.6 million common share purchase warrants for gross proceeds of $500,000.  Each common share purchase warrant expires in October 2013 and entitles the holder to acquire one common share at a price of $0.05 per share. (note 11)

Subsequent to quarter end, the Company announced that it is being reviewed under the TSX's Remedial Review Process and has been granted 210 days to comply with all requirements for continued listing. If the Company cannot demonstrate that it meets all TSX listing requirements on or before June 2, 2009, the Company's common shares will be delisted 30 days from such date. (note 11)

2.	SIGNIFICANT ACCOUNTING POLICIES
The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual audited consolidated financial statements.  The interim consolidated financial statements do not include all disclosures required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2007.  Where appropriate, these interim consolidated financial statements include estimates based on management’s judgment.

Changes in accounting policies
Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants’ [“CICA”] Handbook Section 1535, “Capital Disclosures”, Section 3862, “Financial Instruments - Disclosures and Section 3863 Financial Instruments - Presentation”.. These new Handbook Sections are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007.

Also, effective January 1, 2008, the Company adopted Section 3031, “Inventories” and Section 1400, “General Standards of Financial Statement Presentation”.  These Handbook Sections are effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2008.

a)	Capital disclosures and financial instruments - presentation and disclosure
Section 1535 establishes guidelines for disclosure of both qualitative and quantitative information regarding a company’s objectives, policies and processes for managing capital.  The new standard relates to disclosure only and did not impact the financial results of the Company.   See note 8.

Sections 3862 and 3863 replace Section 3861, “Financial Instruments - Disclosure and Presentation”, revise and enhance the disclosure requirements, and carry forward unchanged its presentation requirements.   These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the Company manages those risks.  These new standards related to disclosure only and did not impact the financial results of the Company.  See notes 3, 4 and 9.

b)
Section 3031, which replaces Section 3030, requires inventories to be measured at the lower of cost and net realizable value and provides guidance on the determination of cost.  The adoption of this standard had no impact on the current or previous operating results of the Company.

Raw materials are valued at the lower of cost and replacement cost.  Inventory of finished good is valued at the lower of cost and net realizable value, determined on a first-in, first-out basis.   Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

c)	Section 1400 was amended to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. The Company has included information in Note 1 as required.

PreMD Third Quarter 2008 Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

New pronouncements
a)	Goodwill and intangible assets
The CICA issued the new accounting standard Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Other Intangible Assets”.  This new standard will be effective for fiscal years beginning on or after October 1, 2008 and the Company will adopt it on January 1, 2009.  The objective of the changes is to reinforce a principle-based approach to the recognition of costs as assets and to clarify the application of the concept of matching revenue and expenses.

b)	International financial reporting standards (“IFRS”)
The Canadian Accounting Standards Board (“AcSB”) has confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises.  IFRS will replace Canada’s current GAAP for those enterprises.  These include listed companies and other profit-oriented enterprises that are responsible to large or diverse groups of stakeholders.  The official changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Companies will be required to provide comparative IFRS information for the previous fiscal year.  The Company is currently evaluating the impact of adopting IFRS.

Except for as noted above, the accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2007.

3.	DEBENTURES
On March 12, 2008, the Company issued, by way of private placement, $1,435,294 senior unsecured debentures maturing on September 12, 2009 for gross proceeds of approximately $1,219,545 less issue fees and expenses of $66,262.  The senior unsecured debentures bear interest at an annual rate of 10.9% (effective rate of approximately 79% on the liability component), payable upon maturity.  Purchasers of the debentures also received warrants to purchase 5,072,395 common shares at any time before March 12, 2013 at an exercise price of $0.2759 per share.

Of the total amount of the financing, $385,798 was recorded as a liability.  The fair value of the warrants was estimated at $767,485 (net of pro rata expenses of $44,098), using the Black-Scholes option pricing model.  Additional financing fees of $15,749 were incurred during the three months ended June 30, 2008, of which $5,324 was allocated to the liability and $10,425 was allocated to warrants based on their relative fair values.  The assumptions used to calculate the fair value of the warrants are as follows:

Warrants
Expected volatility	67.7%
Risk-free interest rate	3.40%
Expected option life	5 years
Dividend yield	nil

        The table below presents a summary of the offering:

	Proceeds ($)	Deferred financing fees ($)	Net ($)
Issuance of debentures	1,219,545	66,262	1,153,283
Warrants	(811,583)	(44,098)	(767,485)
Liability component of convertible debentures	407,962	22,164	385,798

The liability component will be accreted over time by a charge to the consolidated statement of loss and deficit for imputed interest at an effective rate of approximately 79% and at maturity will be equal to the face value of the debentures.

PreMD Third Quarter 2008 Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below presents a reconciliation of the valuation of the liability component from March 12, 2008 to September 30, 2008:

($)
Balance, March 12, 2008	385,798
Accrued interest	6,779
Imputed interest	15,613
Balance, March 31, 2008	408,190
Additional deferred financing fees	(5,324)
Accrued interest	33,671
Imputed interest	84,873
Balance, June 30, 2008	521,410
Accrued interest	34,595
Imputed interest	102,959
Balance, September 30, 2008	658,964

4.	CONVERTIBLE DEBENTURES
On August 30, 2005, the Company completed a financing by way of a private placement of convertible debentures maturing on August 30, 2009, for gross proceeds of $9,827,616 (US$8,210,000) less issue fees and expenses of $913,000 (resulting in net proceeds of approximately $8,915,000). The unsecured debentures bear interest at an annual rate of 7% [effective rate of approximately 15% on the liability component], payable quarterly in cash or common shares at the Company’s option.  Interest payments made in cash amounted to nil in 2008 (2007 $30,273).

The number of common shares issuable in satisfaction of interest payments is dependent on the trading price of the shares at the time of the applicable interest payment date and is based on a fixed exchange rate of $0.8209.  The debentures are convertible into common shares at any time during the term, at the option of the holder, at $3.47 per share (subject to adjustment).  If all the debentures were converted to common shares it would result in the issuance of an additional 2,882,195 common shares.    Purchasers of the convertible debentures also received warrants to purchase 1,288,970 common shares at any time before August 30, 2010 at an exercise price of $3.57 per common share (subject to adjustment).  At any time after one year from the date of issuance of the warrants, the warrants may also be exercised by means of a cashless exercise by the holder.

On August 25, 2006, $475,441 (US$430,000) of the debentures were converted into 150,877 common shares of the Company, which resulted in a reclassification of $357,304 of the liability, $140,137 of the equity component of the convertible debentures and $22,000 of the deferred financing fees to capital stock.

Of the total amount of the financing, $5,917,209 was recorded as a liability using the residual method.  The fair value of the equity component of the convertible debentures at the date of grant is estimated at $2,393,145 (net of expenses of $228,292), using the Black-Scholes option pricing model.  The fair value of the warrants is estimated at $1,176,718 (net of expenses of $112,252), determined using the Black-Scholes option pricing model.

Additional financing expenses of $51,399 were incurred in 2006, of which $13,623 was allocated to the equity component of the convertible debentures and $6,698 was allocated to warrants based on their relative fair values.  The assumptions used to calculate the fair value of the equity component and the warrants are as follows:

	Equity component	Warrants
Expected volatility	42.7%	41.7%
Risk-free interest rate	3.35%	3.35%
Expected option life	4 years	5 years
Dividend yield	nil	nil

PreMD Third Quarter 2008 Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below presents a summary of the offering:

	Proceeds ($)	Deferred financing fees ($)	Net ($)
Issuance of convertible debentures	9,827,616	861,328	8,966,288
Equity component of convertible debentures	(2,621,437)	(228,292)	(2,393,145)
Warrants	(1,288,970)	(112,252)	(1,176,718)
Liability component of convertible debentures	5,917,209	520,784	5,396,425

The liability component will be accreted over time by a charge to the consolidated statement of loss and deficit for imputed interest at an effective rate of approximately 15% and at maturity will be equal to the face value of the debentures.  All cash repayments, default payments or redemptions of the principal under the debentures shall be made in U.S. dollars.

The table below presents a reconciliation of the valuation of the liability component from December 31, 2007 to September 30, 2008:

($)
Balance, December 31, 2007	5,626,987
Changes in foreign exchange rates	273,858
Imputed interest	274,666
Balance, March 31, 2008	6,175,511
Changes in foreign exchange rates	(52,904)
Imputed interest	285,050
Balance, June 30, 2008	6,407,657
Changes in foreign exchange rates	346,209
Imputed interest	295,828
Balance, September 30, 2008	7,049,694

Amortization of deferred financing fees is included in imputed interest on convertible debentures.

5.	STOCK-BASED COMPENSATION
For stock options awarded to employees prior to January 1, 2003 but subsequent to January 1, 2002, pro forma disclosure of net loss and loss per share is provided as if these awards were accounted for using the fair value method.

The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees between January 1, 2002 and December 31, 2002 had been determined based on the fair value method.

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
	$	$	$	$
Net loss as reported	(1,878,503)	(1,635,133)	(4,879,235)	(4,565,691)
Estimated stock-based compensation costs	─	─	─	(643)
Pro forma net loss	(1,878,503)	(1,635,133)	(4,879,235)	(4,566,334)
Pro forma basic and diluted loss per common share	$(0.07)	$(0.07)	$(0.19)	$(0.19)

PreMD Third Quarter 2008 Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The assumptions used to calculate the fair value of stock compensation expense using the Black-Scholes option pricing model for options granted in 2002 were approximately as follows:  expected volatility of 54.3%; risk free interest rate of 4.06%; expected dividend yield of nil; and an expected life of the options of five years.  Additional disclosure relating to stock-based compensation is provided in the Company’s financial statements as at and for the fiscal year ended December 31, 2007.

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS
a)	Authorized
The authorized capital of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.

b)	Issued and outstanding shares
		Stated	Contributed
	Number	value	surplus	Total
Common shares	#	$	$	$

Balance, December 31, 2007	25,214,342	29,120,655	3,098,928	32,219,583
Stock-based compensation expense	─	─	112,790	112,790
Issued as payment for interest	160,323	167,218	─	167,218
Balance, March 31, 2008	25,374,665	29,287,873	3,211,718	32,499,591
Stock- based compensation expense	─	─	172,098	172,098
Issued as payment for interest	746,572	164,949	─	164,949
Balance, June 30, 2008	26,121,237	29,452,822	3,383,816	32,836,638
Stock- based compensation expense	─	─	59,472	59,472
Issued as payment for interest	557,695	164,948	─	164,948
Balance, September 30, 2008	26,678,932	29,617,770	3,443,288	33,061,058

c)	Private placement
On March 12, 2008, the Company issued, by way of private placement, $1,435,000 senior unsecured debentures maturing on September 12, 2009 and 5,072,395 common share purchase warrants for gross proceeds of approximately $1,220,000.  Each common share purchase warrant expires in March 2013 and entitles the holder to acquire one common share at a price of $0.2759 per share.

d)	Warrants
		Weighted average
	Warrants	exercise price
	#	$
Balance, December 31, 2007	2,747,605	2.56
Granted	5,072,395	0.28
Balance, March 31, June 30 and September 30, 2008	7,820,000	1.08

PreMD Third Quarter 2008 Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e)	Options
		Weighted average
	Shares	exercise price
	#	$
Balance, December 31, 2007	2,952,804	2.28
Granted	918,000	0.25
Expired	(374,304)	2.49
Balance, March 31, 2008	3,496,500	1.74
Granted	255,000	0.22
Expired	(236,500)	1.55
Balance, June 30, 2008	3,515,000	1.63
Granted	─	─
Expired	(367,000)	3.26
Balance, September 30, 2008	3,148,000	1.44

7.	CONSOLIDATED STATEMENTS OF CASH FLOWS
The net change in non-cash working capital balances related to operations comprise the following:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
	$	$	$	$
Accounts receivable	77,969	144	7,046	2,922
Inventory	1,227	(102,050)	37,516	(100,835)
Prepaid expenses and other receivables	228,501	90,023	39,948	123,146
Investment tax credits receivable	(49,000)	(54,000)	106,000	(102,000)
Accounts payable and accrued liabilities	197,799	(54,843)	(135,350)	(885,677)
	456,496	(123,726)	55,160	(962,444)

8.	CAPITAL DISCLOSURES
Management’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, to ensure a sufficient liquidity position to finance its research and development activities, general and administration expenses, working capital and capital expenditures, to provide an adequate return to shareholders, to meet external capital requirements on the Company’s debt and credit facilities and preserve financial flexibility in order to benefit from potential opportunities that may arise.

In the management of capital, the Company includes long-term debt and shareholders equity.   To maintain or adjust the capital structure, the Company may issue new shares, new debt acquire or dispose of assets or adjust the amount of cash and short-term investment balances held.  Management considers changes in economic conditions, risks that impact the consolidated operations and future significant capital investment opportunities in managing its capital.

Under the agreements with debenture holders, the Company is restricted from incurring certain levels of indebtedness, paying cash dividends or distributions, repurchasing Company stock and taking certain other actions which could materially adversely affect the rights of the debenture holders.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the nine months ended September 30, 2008.

PreMD Third Quarter 2008 Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	FINANCIAL INSTRUMENTS
The carrying values of cash and cash equivalents, short-term investments, accounts receivable, other receivables, accounts payable and accrued liabilities are considered to approximate their respective fair values due to their short-term nature.

Cash and cash equivalents are classified as held-for-trading.  The carrying value of these financial assets approximates their fair value.  Short-term investments are classified as held-to-maturity and are carried at amortized cost.  Market value approximates amortized cost.

Interest Rate and Foreign Exchange Risk
PreMD is exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. Our cash is invested in short-term, high-grade securities with varying maturities. Since PreMD’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on PreMD’s results of operations. PreMD also makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services. Changes in foreign exchange rates could also affect our ability to repay the convertible debentures since they are payable in U.S. dollars upon maturity in August 2009.

Liquidity Risk
The Company’s exposure to liquidity risk is dependent on purchasing commitments and obligations.  The Company is reliant on external funding to support its operations.  The Company controls liquidity risk through management of working capital, cash flows and the availability and sources of financing.  It also manages liquidity risk by continually monitoring actual and projected cash flows.

As at September 30, 2008, the Company has accounts payable of $312,109 and has cash and cash equivalents of $34,918.  Subsequent to September 30, 2008, on October 7, 2008, the Company issued by way of private placement, $555,500 secured debentures maturing on October 7, 2009 and 7.68 million common share purchase warrants for gross proceeds of $500,000 (note 11).

10.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS
The comparative consolidated financial statements for the period ended September 30, 2007 have been reclassified from statements previously presented to conform to the presentation of the September 30, 2008 consolidated financial statements.

11.	SUBSEQUENT EVENTS
a)
Subsequent to quarter end, on October 7, 2008, the Company completed a secured debenture financing with several existing institutional investors and insiders, including Midsummer Investment, Ltd.  The gross proceeds of the financing totaled CDN$500,000. The secured debentures (the “Debentures”) mature on October 7, 2009 at an amount equal to CDN$1,111 per CDN$1,000 principal amount and are secured against the assets of the Company.  The Debentures contain certain accelerated pre-payment provisions at the option of the holders or the Company. The Company also issued approximately 7.68 million common share purchase warrants (the “Warrants”), each Warrant being exercisable for a period of five years into one common share at $0.05 per share.

b)
Effective subsequent to quarter end, the Company’s License, Development and Supply Agreement was terminated with AstraZeneca Pharmaceuticals LP.  As a result of this termination, the Company expects to recognize the remaining related deferred revenue during the quarter ended December 31, 2008.

c)
Subsequent to quarter end, the Company announced that it is being reviewed under the TSX's Remedial Review Process and has been granted 210 days to comply with all requirements for continued listing. If the Company cannot demonstrate that it meets all TSX listing requirements on or before June 2, 2009, the Company's common shares will be delisted 30 days from such date. A meeting of the TSX's Listings Committee is scheduled to be held on May 28, 2009 to consider whether to delist the common shares of the Company. The TSX has also advised that, if the TSX becomes aware of additional negative developments such that the continued trading or listing of the Company's shares is contrary to the public interest, an expedited listing review could be initiated.

PreMD Third Quarter 2008 Report

SHAREHOLDER AND CORPORATE INFORMATION

Corporate Headquarters	Transfer Agent and Registrar
PreMD Inc.	Equity Transfer & Trust Company
4211 Yonge Street	200 University Avenue, Suite 400
Suite 242	Toronto, Ontario
Toronto, ON	T: 416-361-0930
M2P 2A9	www.equitytransfer.com
T: 416-222-3449
F: 416-222-4533	Shareholder services provided by the
www.premdinc.com	transfer agent:

Investor Relations Contact	- Change of address
- Eliminate multiple mailings
Brent Norton	- Transfer PreMD shares
President and CEO	- Other shareholder account inquiries
T: 416-222-3449
bnorton@premdinc.com

General or Investor Inquiries
info@premdinc.com
Auditors

Ernst & Young LLP, Chartered Accountant
Ernst & Young Tower
Toronto-Dominion Centre
Toronto, Ontario

Legal Counsel

Aird & Berlis LLP
181 Bay Street, Suite 1800
Brookfield Place
Toronto, Ontario

Mintz, Levin, Cohn, Ferris, Glovsky and
Popeo PC
One Financial Center
Boston, Massachusetts